UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Webster Financial Corporation

Webster Plaza

Waterbury, CT 06702

Telephone (203) 465-4364

WEBSTER BANK

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

WEBSTER BANK

RETIREMENT SAVINGS PLAN

INDEX

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-16

Supplemental Schedule:

Schedule H, Line 4i—Schedule of Assets (held at end of year) at December 31, 2007	17-19

Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor Regulations have not been included herein as the information is not applicable.

Signatures	20

Report of Independent Registered Public Accounting Firm

The Board of Directors

Webster Bank, National Association:

We have audited the accompanying statements of net assets available for benefits of the Webster Bank Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Hartford, Connecticut June 25, 2008

WEBSTER BANK

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2007	December 31, 2006
Assets
Investments, at fair value	$206,518,786	$216,373,699
Loans to participants	3,836,145	3,249,872
Receivables:
Participants	439,419	395,528
Employer	673,352	176,383
Other	251	—
Interest-bearing cash	925,144	418,543

Net Assets Available for Benefits at fair value	$212,393,097	$220,614,025

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	246,162	252,955

Net Assets Available for Benefits	$212,639,259	$220,866,980

See accompanying notes to financial statements.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,	2007	2006
ADDITIONS TO NET ASSETS:
Net (depreciation) appreciation in fair value of investments	$(18,921,874)	$10,426,296
Interest and dividends	12,664,275	8,978,941

Net investment (loss) income	$(6,257,599)	$19,405,237
Contributions:
Participant contributions	14,734,250	12,789,344
Participant rollover transfers	1,619,800	1,167,528
Employer	8,225,251	6,695,696

Total additions	18,321,702	40,057,805

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	30,360,572	17,815,421
Administrative expenses	26,072	25,669

Total deductions	30,386,644	17,841,090

Net (decrease) increase	(12,064,942)	22,216,715
Transfers from other plans	3,837,221	—

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of period	220,866,980	198,650,265

End of period	$212,639,259	$220,866,980

See accompanying notes to financial statements.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of the Webster Bank Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan’s provisions. Prior to January 1, 2007, the Plan was named the Webster Bank Employee Investment Plan.

General

The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since this date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. Participation in the Plan is completely voluntary. To be eligible to participate in the Plan, an employee must have attained age 21 and have completed 90 days of service. Participants in the Plan may change their contribution amounts or cease contributions at any time during the plan year.

The Bank completed the merger of the NewMil Bank Savings and Protection Plan (the “NewMil 401(k)Plan”) into the Plan on August 1, 2007. See Note 3 for further discussion of this merger.

During the 2004 plan year, the Plan received transfers of net assets from the Webster Bank Employee Stock Ownership Plan (“Webster ESOP”), and the First Federal Savings Bank of America Employee Stock Ownership Plan (“First Federal ESOP”). The Plan merger resulted in an ESOP feature under the Plan. The Employee Stock Ownership Plan (“ESOP”) portion of the Plan constitutes a stock bonus plan established pursuant to section 401(a) of the Code and is intended to constitute an employee stock ownership plan under section 407 (d)(6) of ERISA and section 4975(e)(7) of the Code. The participants of the First Federal ESOP were allowed to convert there First Federal Savings Bank of America stock to cash or Webster Bank stock. The ESOP portion of the Plan is designed to be invested primarily in shares of common stock of Webster. On and after the ESOP merger date, no contributions will be made to the ESOP portion of the Plan.

Contributions

Participant contributions

Participants of the Plan are eligible to make contributions of 1% to 25% of their pay on a pre-tax basis. Special pre-tax contribution limits apply to highly compensated employees (as defined in the Internal Revenue Code), based upon the average percentage of compensation deferred by the non-highly compensated group of employees. Highly compensated employees can make contributions of 1% to 9% of their pay on a pre-tax basis.

In addition to the above limits, a participant’s pre-tax contributions to the Plan cannot exceed $15,500 and $15,000 for calendar years 2007 and 2006, respectively. However, if a participant reached age 50 by the end of the calendar year, the participant could elect to make a catch-up contribution during the calendar year. The catch-up contribution for the 2007 and 2006 calendar years was $5,000.

For plan years beginning on or after January 1, 2007 the Bank makes matching and non-elective contributions to the Plan per the following guidelines;

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Employer matching contributions

Participants who are first employed on or after January 1, 2007 will receive matching contributions equal to 100% of pre-tax contributions to the extent they do not exceed 2% of compensation, plus 50% of pre-tax contributions to the extent they exceed 2% but do not exceed 6% of compensation (“New Level Matching Contributions”).

Participants who are reemployed on or after January 1, 2007 will receive matching contributions equal to: (A) for the period from January 1, 2007 through March 31, 2007, 100% of pre-tax contributions to the extent they do not exceed 2% of compensation, plus 50% of pre-tax contributions to the extent they exceed 2% but do not exceed 8% of compensation (“Old Level Matching Contributions”); and (B) for the period on and after April 1, 2007, New Level Matching Contribution.

All other participants (i.e., all participants who were first employed by the Company prior to January 1, 2007 and who are not reemployed by the Company during 2007) will receive Old Level Matching Contributions. For plan years beginning on or after January 1, 2008, these participants will receive New Level Matching Contributions.

With respect to any New Level Matching Contributions, participants who have completed two vesting years will be 100% vested. With respect to any Old Level Matching Contributions, participants who were employed prior to September 1, 2004 will be 100% vested, and participants who were employed on or after September 1, 2004 will be 100% vested after completing three vesting years.

Nonelective contributions

For the plan year beginning on January 1, 2007, participants who are first employed on or after January 1, 2007 will receive nonelective contributions equal to 2% of compensation. For the plan year beginning on January 1, 2007, participants who are reemployed on or after January 1, 2007 will receive nonelective contributions equal to 2% of compensation, provided, however, that the nonelective contributions will not commence prior to April 1, 2007 and will be based solely on compensation earned on or after April 1, 2007. For plan years beginning on or after January 1, 2008, all participants will receive the nonelective contributions. A participant who has completed two vesting years will be 100% vested in his or her nonelective contributions.

Prior to January 1, 2007 the Bank made a matching contribution to the Plan equal to 100% of a participant’s salary deferral contribution to the extent it does not exceed 2% of compensation and 50% of a participant’s salary deferral contribution to the extent it exceeds 2% but does not exceed 8% of compensation, for a maximum matching contribution of 5% of compensation. The cost of the matching contribution was allocated among the Bank and the participating subsidiaries of the Bank and Webster. The Bank could also make discretionary contributions to the Plan on behalf of employee participants.

The Plan permits the Bank to make a discretionary profit sharing contribution to the Plan (called a “value sharing contribution”) for the benefit of eligible participants below the level of senior vice president. The contributions are invested in Webster common stock and remain invested in such until the participant becomes fully vested in his or her value sharing account under the Plan rules. A value sharing contribution was first made to the Plan for the plan year ending December 30, 2002 and was deposited into the Plan in February 2003. If the Bank decides to make a value sharing contribution, it is normally made in the first quarter of the year and is based on the previous year’s financial performance. Discretionary value sharing contributions vest based on a graduated vesting schedule with one-third vesting after 2 years, another third after 3 years, and the remaining third after 4 years. However, any participants who had three or more years of service on December 30, 2002, are considered 100% vested in their value sharing accounts. There were no value sharing contributions for the years 2007 and 2006.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The investment alternatives available under the Plan for the 2007 plan year are summarized below:

Webster Financial Corporation Common Stock Fund *	Invested in the common stock of Webster Financial Corporation.

Fidelity Managed Income Portfolio*	This is a stable value fund. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company.

Fidelity Inflation-Protected Bond Fund*	This fund is an income mutual fund that seeks a total return that exceeds the rate of inflation over the long term.

Fidelity Short-Term Bond Fund*	This fund is an income mutual fund that seeks to provide a high level of current income that is consistent with the preservation of capital.

PIMCO Total Return Fund— Administrative Class	This fund is a fixed income mutual fund that seeks to provide high total return that exceeds general bond market indices.

Fidelity Retirement Money Market*	This fund is a money market mutual fund that seeks to provide as high a level of current income as is consistent with the preservation of principal and liquidity.

Fidelity Balanced Fund*	This fund is a balanced mutual fund that seeks to provide income and capital growth consistent with reasonable risk.

Fidelity Equity-Income Fund*	This fund is a growth and income mutual fund that seeks to provide reasonable income.

American Funds Washington Mutual Investors Fund Class R4	This fund is a domestic equity mutual fund that seeks to produce current income and to provide an opportunity for growth.

Fidelity Dividend Growth Fund*	This fund is a growth mutual fund that seeks to provide capital appreciation.

Spartan Total Market Index Fund	This fund is an index mutual fund that seeks to provide investment results that correspond to the total returns of a broad range of U.S. stocks.

Fidelity Growth Company Fund*	This fund is a growth mutual fund that seeks to provide capital appreciation.

American Funds Growth Fund of America Class R4	This fund is a domestic equity mutual fund that looks to increase value over the long term through capital growth.

Fidelity Mid-Cap Stock Fund*	This fund is a growth mutual fund that seeks to provide long-term growth of capital.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Fidelity Small Cap Stock Fund*	This fund is a growth mutual fund that seeks to provide long-term capital growth.

Fidelity Diversified International Fund*	This fund is a growth mutual fund that invests internationally and seeks to provide capital growth.

Fidelity Worldwide Fund*	This fund is a growth mutual fund that invests globally, including in the U.S., and seeks to provide capital growth.

Fidelity Freedom Income Fund*	This fund is an asset allocation mutual fund that seeks to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement.

Fidelity Freedom 2000 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2005 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2010 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2015 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2020 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2025 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2030 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2035 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2040 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2045 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2050 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

*	Indicates party-in-interest to the Plan.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are always 100% vested in their pre-tax contribution account, rollover account and qualified non-elective contribution account. For matching employer contributions, if the participant became employed by the employer or a related employer before September 1, 2004, the participant is 100% vested in their matching contributions account. If the participant was employed by the employer or a related employer on or after September 1, 2004, the participant will become vested in their matching contribution account in accordance with the following schedule: number of years of vesting service less than 3 years, then the percent vested is 0%; 3 or more years of vesting service, the percent vested is 100%. The participant’s vested balance is increased or decreased by any investment gains or losses generated by the participant’s account.

Payment of Benefits

If the value of a participant’s vested account is not greater than $1,000 (including his or her rollover contributions account) benefits will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant’s beneficiary or as a direct rollover to an IRA or another plan. If the value of a participant’s vested account is greater than $1,000 (including his or her rollover contributions account), benefits will be paid to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary, and the participant may defer payment until his or her normal retirement date. Vested balances greater than $200 may also be paid in a direct rollover to an IRA or another plan. Under the Plan, a participant’s “normal retirement date” is the date age 65 is attained. The Plan was amended during the 2003 plan year to eliminate the annuity form of payment effective for distributions on or after January 1, 2004. Any installment payments under the Plan will be provided directly from the participant’s account rather than through the purchase of an annuity contract.

In the event of a participant’s total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded upon distribution.

Loans

Employees have the ability to borrow up to 50% of their vested account balance up to $50,000. The balances in the non-participant ESOP accounts cannot be taken into account in determining the maximum amount that a participant can borrow. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (prime + 1%) through payroll deductions. Loans must generally be repaid within five years. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.

Rollovers

Under the Plan, transfers from other tax-qualified retirement plans, section 403(b) plans and governmental Section 457(b) plans are permitted even if the employee is not currently participating in the Plan. Eligible rollovers must be deposited to the Plan trust fund within 60 days of receipt. All eligible rollovers will be invested and distributed in accordance with the rules of the Plan.

Withdrawals

Hardship withdrawals are permitted under the Plan.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A participant may elect to receive an in-service withdrawal from his or her rollover contributions account at any time.

A participant may elect to receive an in-service withdrawal from his or her pre-tax contributions, matching contributions and value sharing contribution accounts at any time after reaching age 59-1/2; however, in order to receive an in-service withdrawal from his or her matching contributions or value sharing contributions accounts, the participant must be 100% vested in those accounts.

The Plan administrator is required by law to recognize obligations the participant incurs as a result of court-ordered support or alimony payments. The Plan administrator is obligated to honor a qualified domestic relations order (“QDRO”). If a QDRO is received by the Plan administrator, all or a portion of the participant’s account balance may be used to satisfy the obligation.

Forfeitures

Forfeitures totaled $116,387 and $45,300 at December 31, 2007 and 2006, respectively. If participants terminate employment before they are fully vested in their account, the portion that is not vested will be forfeited. The Plan allows for forfeited funds to be used to reduce employer contributions and/or plan expenses. In 2007 and 2006, the Plan used $139,802 and $128,650, respectively, of forfeited funds for contributions and expenses of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting

The accompanying financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles.

Purchases and Sales Transactions

Transactions are recorded on a trade-date basis.

New Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. Plan management is evaluating the impact of the adoption of SFAS 157 on the Plan’s financial statements.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with an adjustment from fair value to contract value for fully benefit responsive investment contracts. Changes in the carrying value for fully benefit responsive investment contracts and changes in the fair value of all other investments are included in net appreciation in fair value of investments on the Statements of Changes in Net Assets Available for Benefits. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Plan invests in fully benefit responsive investment contracts through its participation in the Fidelity Managed Income Portfolio (MIP), a common/collective trust fund. The Plan’s interest in the MIP is calculated by applying the Plan’s ownership percentage in the MIP to the total fair value of the MIP. The underlying assets owned by the MIP consist primarily of readily marketable fixed income securities or bond funds with quoted market prices. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Loans to participants and short-term investments are stated at amortized cost, which approximates market value. Interest and dividend income is recorded as earned.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Total administrative expenses for the Plan year ended December 31, 2007 were $394,657 of which $368,585 was paid by the Bank and $26,072 was paid by the Plan. During 2006, administrative expenses were $125,071 of which $99,402 was paid by the Bank and $25,669 was paid by the Plan. Administrative fees paid by the Plan represent loan and investment fund administrative costs charged directly to the Plan.

During the year ending December 31, 2007 there was a one-time expense of approximately $235,000 related to the notification to the Plan participants of the changes to Plan amendments and changes in the matching employer contributions. See Note 10 for a description of the amendments.

3.	TRANSFER FROM OTHER PLANS

On October 6, 2006 NewMil Bancorp, Inc. (“NewMil”) was acquired by Webster. Prior to its acquisition, NewMil sponsored the NewMil 401(k) Plan, a savings and protection plan for its employees. Upon acquisition the Newmil 401(k) Plan was frozen and the Bank became its sponsor. Webster elected to terminate the NewMil 401(k) Plan and merge it with the Webster Bank Retirement Savings Plan. Effective August 1, 2007 the NewMil 401(k) Plan was terminated and its net assets, which totaled $3,837,221, were transferred to the Plan. There were no transfers from other plans in 2006. Refer to Note 10 within this report for further information.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENTS

The Plan’s assets are invested in various mutual funds, a money market fund, Webster common stock and loans to participants.

Fidelity Management Trust Company is the Plan’s trustee. Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that includes Webster common stock with certain exceptions. The participant may not direct the unvested balance in his or her value sharing account until it is fully vested and may not direct the balance in the ESOP component of their account that was not previously converted into cash until certain age and service requirements are met. Refer to Note 5 within this report for further information.

Refer to Note 1 within this report for investment options that were available for the 2007 plan year.

The fair value of fund investments that exceeded 5% of the December 31 closing balance of net assets available for benefits are as follows:

	December 31,
	2007	2006
Webster Financial Corporation Common Stock Fund*	$39,767,959	$69,751,653

Fidelity Managed Income Portfolio* (contract value)	22,897,341	25,420,829

American Funds Growth Fund of America Class R4	19,342,980	16,876,070

Fidelity Diversified International Fund*	18,927,726	14,971,071

Fidelity Mid-Cap Stock Fund*	12,500,555	11,877,339

PIMCO Total Return Fund - Administrative Class	11,896,694	N/A

*	Indicates party-in-interest to the Plan

A summary of increases (decreases) in the value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) is as follows:

For the years ended December 31,	2007	2006
Mutual funds	$2,222,477	$7,716,864
Webster common stock	(21,144,351)	2,709,431

	$(18,921,874)	$10,426,295

The financial and capital markets experienced significant disruption and volatility during the second half of 2007 and the first half of 2008. Turmoil in the mortgage market adversely impacted both domestic and global markets and led to a significant credit and liquidity crisis. Webster is not immune to some negative consequences arising form overall economic weaknesses and, in particular, a sharp downturn in the housing market, both locally and nationally. As a result, the stock prices of many financial services companies declined. Webster experienced a 34.4% decline in its market price per share of common stock to $31.97 at December 31, 2007 from $48.72 at December 31, 2006.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.	NON-PARTICIPANT-DIRECTED INVESTMENTS

All investments in the Plan are participant directed with the exception of any unvested value sharing accounts and participant ESOP accounts not converted into cash at the time of the Bank’s acquisition of First Federal Savings Bank of America.

A Plan participant who has reached age 55 and completed 10 years of participation (not service) in the ESOP portion of the Plan or a predecessor ESOP can elect to diversify his or her ESOP stock account. Such a participant is called a “qualified participant”. A qualified participant can diversify up to 25% of his or her ESOP stock account during the 90 day period following the end of each of the five plan years beginning with the plan year in which he or she becomes a qualified participant, and up to 50% of his or her ESOP stock account during the 90 day period following the end of the sixth plan year beginning with the plan year in which he or she becomes a qualified participant. At December 31, 2007 and 2006 the non-participant directed balance of the Webster ESOP had a fair value of $8.7 million and $26.6 million respectively and the First Federal ESOP had a fair value of $8.2 million, and $13.7 million, respectively.

A participant who has completed at least three years of service (and the beneficiary of such a participant) can diversify the investment of any employer stock credited to his or her ESOP contributions account. However, this diversification requirement is being phased in over a three year period (with 33% of the ESOP account being subject to diversification in 2007, 66% in 2008, and 100% in 2009). Nevertheless, the phase-in is not applicable to participants who had reached age 55 and had completed at least three years of service by December 31, 2005. There were no non-participant directed investments for value sharing contributions for the years ending December 31, 2007 and 2006.

The net assets at December 31, 2007 and 2006 and changes relating to net assets for non-participant directed investments for the year ended December 31, 2007 are as follows:

	December 31, 2007	December 31, 2006
Net Assets
Common Stock	$10,890,564	$33,320,627
Stable value fund	4,367,330	5,604,834
Mutual funds	1,583,255	1,344,050

	$16,841,149	$40,269,511

		Year ended December 31, 2007
Changes in Net Assets:
Interest and dividends		725,196
Net depreciation		(14,949,114)
Benefits paid to participants		(2,613,131)
Transfers to participant-directed investments		(6,591,313)

		(23,428,362)

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	PLAN TERMINATION

Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions are fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Retirement Plans Committee appointed by the Board of Directors.

7.	TAX STATUS

The IRS has determined and informed the Bank in a letter dated September 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code, as amended. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Plan has been amended since receiving the determination letter; however, it is the opinion of the Plan administrator that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	December 31, 2007	December 31, 2006
Net assets available for benefits per the accompanying financial statements	$212,639,259	$220,866,980
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(246,162)	(252,955)

Net assets available for benefits per the Form 5500	$212,393,097	$220,614,025

Net (decrease) increase in net assets available for benefits per the accompanying financial statements	$(12,064,942)	$22,216,715
Plus net adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,793	(252,955)

Net (decrease) increase in net assets available for benefits per the Form 5500	$(12,058,149)	$21,963,760

9.	PARTIES-IN-INTEREST

Certain investments are shares of mutual funds that are managed by Fidelity Investments Institutional Operations Company. Additionally, Fidelity Management Trust Company is the trustee for the Plan. Investments from the NewMil Savings and Protection Plan are units of group variable annuities that were managed by American Funds Service Company, a subsidiary of Capital Bank and Trust, who was the Plans trustee until August 1, 2007. Therefore, transactions related to these companies qualify as party-in-interest transactions. Webster stock is an investment option under the Plan. Webster is the parent of the Bank, the Plan’s sponsor.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

10.	AMENDMENTS

The Plan was amended during the 2007 plan year. The following information is meant to provide only a brief description of amendments to the Plan during the 2007 plan year. The Webster Bank Retirement Savings Plan document should be referenced for complete information.

Effective December 18, 2007 401(k) Plan was amended to address the sale of Webster Insurance, Inc. and other affiliated companies of Webster Bank, National Association that were part of the insurance business of Webster Financial Corporation (collectively, the “Webster Insurance Companies”). Effective as of the sale date, the Webster Insurance Companies ceased to be participating companies in the Plan. In addition, the employees of the Webster Insurance Companies who were employed on the date of the sale became 100% vested in their account balances under the Plan as of such date, and were permitted to elect to have a direct rollover of any outstanding loans from the Plan to the Section 401(k) plan maintained by the purchaser of the Webster Insurance Companies.

Effective July 23, 2007 the Plan was amended to add a new annex to the Webster 401(k) Plan which reflected the merger of the NewMil Plan with and into the Plan. The annex: (a) established subaccounts under the Plan to which the various types of employer and employee contributions credited to the NewMil 401(k) Plan were transferred; (b) continued to apply a five year graded vesting schedule to the regular matching contributions and profit sharing contributions transferred from the NewMil 401(k) Plan; (c) preserved the right of the former NewMil Bank employees to obtain an in-service withdrawal of their vested regular matching contributions under the NewMil 401(k) Plan after reaching age 59-1/2 or incurring a hardship (whether or not they are 100% vested in such contributions); and (d) authorized the mapping of investment funds from the NewMil 401(k) Plan to corresponding investment funds under the Plan.

Effective January 1, 2007 the Plan was amended to include the following changes;

(a) Automatic Enrollment. If a participant is first employed on or after January 1, 2007 and does not make an affirmative pre-tax contribution election, the participant will be deemed to have elected, as of the date on which he or she becomes eligible to participate in the Plan (i.e., after 90 days of employment) to make pre-tax contributions equal to 3% of compensation. If a participant is reemployed on or after January 1, 2007 and does not make an affirmative pre-tax contribution election by the later of April 1, 2007 or the date on which he or she becomes eligible to participate in the Plan, the participant will be deemed to have elected, as of the later of April 1, 2007 or the date on which he or she becomes eligible to participate in the 401(k) Plan, to make pre-tax contributions equal to 3% of compensation. In addition, any participant who is employed on December 31, 2006 and who does not make an affirmative pre-tax contribution election by January 1, 2008 will be deemed to have elected as of January 1, 2008 to make pre-tax contributions equal to 3% of compensation. These pre-tax contribution percentages will increase annually by 1% (commencing as of the first pay date of the April following the plan year in which such deemed election becomes effective) until they equal 6% (unless the participant elects a different percentage or elects to discontinue contributions).

(b)	Matching contributions. Participants in the Plan will receive the following matching contributions:

(i) For plan years beginning on or after January 1, 2007, participants who are first employed on or after January 1, 2007 will receive matching contributions equal to 100% of pre-tax contributions to the extent they do not exceed 2% of compensation, plus 50% of pre-tax contributions to the extent they exceed 2% but do not exceed 6% of compensation (“New Level Matching Contributions”).

(ii) For plan years beginning on or after January 1, 2007, participants who are reemployed on or after January 1, 2007 will receive matching contributions equal to: (A) for the period from January 1, 2007 through March 31, 2007, 100% of pre-tax contributions to the extent they do not exceed 2% of compensation, plus 50% of pre-tax contributions to the extent they exceed 2% but do not exceed 8% of compensation (“Old Level Matching Contributions”); and (B) for the period on and after April 1, 2007, New Level Matching Contributions.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(iii) For the plan year beginning January 1, 2007, all other participants (i.e., all participants who were first employed by the Company prior to January 1, 2007 and who are not reemployed by the Company during 2007) will receive Old Level Matching Contributions. For plan years beginning on or after January 1, 2008, these participants will receive New Level Matching Contributions.

With respect to any New Level Matching Contributions, participants who have completed two vesting years will be 100% vested. With respect to any Old Level Matching Contributions, participants who were employed prior to September 1, 2004 will be 100% vested, and participants who were employed on or after September 1, 2004 will be 100% vested after completing three vesting years.

(c) Nonelective contributions. For the plan year beginning on January 1, 2007, participants who are first employed on or after January 1, 2007 will receive nonelective contributions equal to 2% of compensation. For the plan year beginning on January 1, 2007, participants who are reemployed on or after January 1, 2007 will receive nonelective contributions equal to 2% of compensation, provided, however, that the nonelective contributions will not commence prior to April 1, 2007 and will be based solely on compensation earned on or after April 1, 2007. For plan years beginning on or after January 1, 2008, all participants will receive the nonelective contributions. A participant who has completed two vesting years will be 100% vested in his or her nonelective contributions.

(d) Transition contributions. For plan years beginning on or after January 1, 2008, participants who are employed on the close of business on December 31, 2006 and who are active participants in the Webster Bank Pension Plan on December 31, 2007 will receive transition contributions equal to a percentage of their compensation (based on their age). A participant who has completed two vesting years will be 100% vested in his or her transition contributions.

(e) Vesting service. Effective as of January 1, 2007, vesting service will be determined on the basis of elapsed time rather than hours of service.

(f) ESOP diversification. A participant who has completed at least three years of service (and the beneficiary of such a participant) can diversify the investment of any employer stock credited to his or her ESOP contributions account. However, this diversification requirement is being phased in over a three year period (with 33% of the ESOP account being subject to diversification in 2007, 66% in 2008, and 100% in 2009). Nevertheless, the phase-in is not applicable to participants who had reached age 55 and had completed at least three years of service by December 31, 2005.

(g) Regular employees. Effective as of January 1, 2007, employees who are not “regular employees” (i.e., employees who are peak-time, seasonal or temporary employees) will be excluded from all aspects of the 401(k) Plan (including the ability to make pre-tax contributions and to receive matching contributions). However, employees who are not “regular employees” and who are participants in the Plan on December 31, 2006 will remain eligible to participate in the Plan, to make pre-tax contributions, and to receive matching contributions, nonelective contributions and transition contributions (to the extent they satisfy the eligibility requirements for those contributions).

Notwithstanding the above, however, if a peak-time employee, a seasonal employee or a temporary employee completes at least 1,000 hours of service during the twelve consecutive month period beginning on his or her date of hire or during any calendar year, the employee will be treated as a regular employee as of the first day of the month that is at least ninety days after the end of such twelve month period or calendar year.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(h) Automatic enrollment. The Plan is being converted into a “qualified automatic contribution arrangement” effective as of January 1, 2008. Because the Plan will be a “qualified automatic contribution arrangement”, it will be deemed to satisfy automatically the nondiscrimination tests that apply to pre-tax and matching contributions.

11.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Schedule H - Line 4i

DECEMBER 31, 2007

Identity of Issue	Number of Shares/ Units Held	Current Value
Webster Financial Corporation Common Stock Fund*	1,243,914.89 shares; value per share $31.97	$39,767,959

(Includes non-participant directed investments with a fair value of $10.9 million)

Fidelity Managed Income Portfolio*	22,897,340.64 shares	22,651,179

American Funds Growth Fund of America Class R4	572,955.56 shares; value per share $33.76	19,342,980

Fidelity Diversified International Fund*	474,379.11 shares; value per share $39.90	18,927,726

Fidelity Mid-Cap Stock Fund*	427,515.56 shares; value per share $29.24	12,500,555

PIMCO Total Return Fund-Administrative Class	1,112,880.66 shares; value per share $10.69	11,896,694

Fidelity Equity-Income Fund*	180,766.89 shares; value per share $55.16	9,971,101

Fidelity Growth Company Fund*	118,563.21 shares; value per share $82.98	9,838,375

Fidelity Balanced Fund*	497,145.39 shares; value per share $19.61	9,749,021

Fidelity Small Cap Stock Fund*	536,928.64 shares; value per share $17.43	9,358,666

Fidelity Worldwide Fund*	411,037.44 shares; value per share $21.37	8,783,870

American Funds Washington Mutual Investors Fund Class R4	242,968.48 shares; value per share $33.54	8,149,163

WEBSTER BANK

RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Schedule H - Line 4i

DECEMBER 31, 2007

Identity of Issue	Number of Shares/ Units Held	Current Value
Spartan Total Market Index Fund	117,945.02 shares; value per share $40.90	4,823,951

Fidelity Freedom 2020 Fund *	289,499.33 shares; value per share $15.81	4,576,984

Fidelity Dividend Growth Fund *	134,426.07 shares; value per share $29.40	3,952,126

Fidelity Freedom 2030 Fund *	166,417.29 shares; value per share $16.52	2,749,214

Fidelity Freedom 2010 Fund *	180,056.43 shares; value per share $14.82	2,668,436

Fidelity Freedom 2040 Fund *	234,821.81 shares; value per share $9.73	2,284,816

Fidelity Freedom 2015 Fund *	92,970.92 shares; value per share $12.47	1,159,347

Fidelity Inflation-Protected Bond Fund	84,834.96 shares; value per share $11.06	938,275

Fidelity Short-Term Bond Fund	84,740.39 shares; value per share $8.60	728,768

WEBSTER BANK

RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Schedule H - Line 4i

DECEMBER 31, 2007

Identity of Issue	Number of Shares/ Units Held	Current Value
Fidelity Freedom 2025 Fund *	33,830.93 shares;value per share $13.18	445,892

Fidelity Freedom Income Fund *	32,784.29 shares; value per share $11.45	375,380

Fidelity Freedom 2035 Fund *	26,553.97 shares;value per share $13.68	363,258

Fidelity Freedom 2000 Fund *	17,694.47 shares; value per share $12.37	218,881

Fidelity Freedom 2050 Fund *	15,281.24 shares; value per share $11.43	174,665

Fidelity Freedom 2045 Fund *	9,494.69 shares; value per share $11.35	107,765

Fidelity Freedom 2005 Fund *	1,165.30 shares;value per share $11.79	13,739

	Total Investments at fair value	206,518,786

Fidelity Retirement Money Market Portfolio *	925,144.25 shares;value per share $1.00	925,144

Loans to Participants	Rate Range 5.00% to 10.50%	3,836,145

	Total	$211,280,075

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK RETIREMENT SAVINGS PLAN

Date:	June 27, 2008	By:	/s/ Jeffrey N. Brown
Jeffrey N. Brown Chairman of the Retirement Plans Committee

Date:	June 27, 2008	By:	/s/ Douglas O. Hart
Douglas O. Hart Member of the Retirement Plans Committee

Date:	June 27, 2008	By:	/s/ Bruce E. Wandelmaier
Bruce E. Wandelmaier Member of the Retirement Plans Committee

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm